1Q 2024 Results

LATAM GROUP REACHED A RECORD ADJ. EBIT MARGIN OF 13.9% IN THE FIRST QUARTER OF 2024 ON THE BACK OF HEALTHY DEMAND, EFFICIENT COSTS AND A STRONG COMPETITIVE POSITION

Santiago, Chile, May 2, 2024 – LATAM Airlines Group S.A. (SSE: LTM) announced today its consolidated financial results for the first quarter ending March 31, 2024. “LATAM” or “the Company” makes reference to the consolidated entity, which includes its passenger and cargo affiliated airlines in Latin America. LATAM prepares its financial statements under IFRS as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an adapted US Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. A table reconciling the figures adjusted for Special Items to their as-reported IFRS figures can be found at the end of the report. All figures in this report are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 4.95 per USD.

HIGHLIGHTS

During the first quarter of 2024 LATAM reported strong financial results, achieving US$3.3 billion in operating revenues, which led to a double digit adjusted EBIT margin of 13.9% and a net income of US$258 million, both of which are record figures and a reflection of its value proposition, robust market share participation and a healthy demand environment. During this period, LATAM generated US$137 million in cash, resulting in a total liquidity of approximately US$3.0 billion and an adjusted net leverage of 1.9x. These numbers reflect its continued solid capital structure, in addition to the continued focus on cost efficiency, which has allowed the group to maintain its passenger CASK ex fuel at US$4.3 cents. These first quarter results prompted LATAM group to revise its 2024 guidance improving EBITDAR projection to US$2.75 - $3.05 billion.

•During the first quarter of 2024, LATAM group successfully transported more than 20.2 million passengers across its network, an increase of 19.4% versus the same quarter of 2023. This milestone represents the highest number of passengers transported in a single quarter for the group and a reflection of LATAM group's commitment to providing efficient and reliable services to its customers through a unique network. In particular, the number of passengers transported internationally increased by 32.5%, due to a continued recovery in international traffic, while the number of passengers transported in the domestic markets of LATAM group's affiliates in Chile, Colombia, Ecuador and Peru increased by 26.0%, along with a 9.1% increase in LATAM group's affiliate in Brazil.

•During the first quarter of 2024, LATAM group witnessed a 17.5% growth in its consolidated operations, as measured by available seat-kilometers (ASK), when compared to the same quarter of 2023, and surpassed 2019 ASK levels by 1.2%. Throughout the quarter, this growth was led by the international operations, which increased by 25.2%. Additionally, the domestic capacity of the affiliates in Chile, Colombia, Peru and Ecuador increased by 21.9% and the domestic capacity of LATAM Airlines Brazil increased by 4.7% compared to the first quarter of 2023.

•Total operating revenues amounted to US$3,321 million during the first quarter (+18.4% vs 1Q2023), which led to an adjusted operating margin of 13.9%. This revenue increase is mainly explained by the growth of passenger revenues in the quarter (+21.0% vs 1Q2023) bolstered by customer preference for LATAM group, resilient corporate customer demand, and ongoing recovery of international air travel demand. On the other hand, cargo revenues decreased by 2.1% during the quarter explained by the softening of cargo yields, however, cargo revenues have grown above pre-pandemic levels by 40.2%.

•In the first quarter of 2024, the net income attributable to the owners of LATAM Airlines Group S.A. amounted to US$258 million. This represents a record figure, mainly attributed to the strong performance during the industry's high season in South America.

•LATAM generated US$137 million in cash during the first quarter, without issuing any non-fleet financial debt. With this, the group ended the quarter with a liquidity position of US$2,951 million.

•LATAM group continues on its deleveraging path. It reported an adjusted net leverage of 1.9x, and is on track to achieving its updated projection of 1.6x - 1.8x. This solid capital structure provides LATAM group with a competitive advantage within the Americas.

1Q 2024 Results

•On March 1, 2024, S&P upgraded LATAM's corporate rating to B+ from B, with a positive outlook. Additionally, on April 12, 2024, Moody's upgraded LATAM's corporate rating to Ba3 (BB-) from B1 (B+) with a stable outlook. Lastly, on April 30th, Feller Rate upgraded its local rating from BBB- with a stable outlook, to BBB with a positive outlook. The above reflects the recognition of the company's consistently stronger credit metrics and its sustained performance.

•On April 3rd, LATAM's Board of Directors approved the initiation of the process to reopen and relist its ADRs on the New York Stock Exchange. Once certain conditions are met, the Board of Directors will review and consider making the relisting effective or not, a decision that if approved, would be made public via a material fact.

•During the Ordinary Shareholders Meeting held on April 25, 2024, shareholders approved a dividend distribution of approximately US$175 million, equivalent to 30% of 2023 net income. The dividend will be paid on May 16, 2024, to shareholders on record as of midnight on May 10, 2024.

•LATAM group is updating its guidance for the full year 2024 based on the strong performance in the first quarter and a positive demand environment. The company now expects an adjusted EBITDAR of US$2.75 - $3.05 billion, an increase from the previous guidance of US$2.6 - 2.9 billion provided on December 14, 2023. In addition, LATAM group aims to further reduce its adjusted net leverage ratio from 1.8x - 2.0x to a range of 1.6x - 1.8x, in a scenario that excludes any liability management exercises.

MANAGEMENT COMMENTS - FIRST QUARTER OF 2024

The first quarter of the year sustained the trend of a strong operating and financial performance from LATAM group, which has not only set a new record adjusted EBIT margin at 13.9% in the period, but has also updated its 2024 guidance, improving its EBITDAR projection to US$2.75 - $3.05 billion, among other metrics.

While this quarter has been exceptionally strong, it is important to acknowledge that the nature of LATAM group' business is subject to seasonality as the industry moves forward into lower season in the second quarter. Furthermore, when reviewing LATAM's guidance it is important to note that LATAM is actively evaluating various options of liability management for the later part of the year and the execution of this liability management may have an impact on some of the non-operational financial figures in future quarters, and therefore net income. Nevertheless, the first quarter robust results are the reflection of a LATAM that is more competitive in the markets in which the group operates and more efficient in terms of costs and cost containment, amidst a sustained and healthy demand.

During the first quarter of the year, LATAM group continued to offer a broad and expansive network both regionally and globally, with a focus on achieving profitability and securing significant market shares across its affiliates' markets. In this sense, LATAM group continued to rank first in three out of the five domestic markets its affiliates operate in during the first quarter. LATAM Airlines Chile reached 59% market share, LATAM Airlines Peru achieved 67% market share, and LATAM Airlines Brazil reached a 39% market share, with a notable 41% market share in March. On the other hand, on February 19th, it was announced that LATAM group and Delta Air Lines received all the approvals of the pertinent authorities to include both LATAM Airlines Ecuador and the three cargo affiliates, LATAM Cargo Chile, LATAM Cargo Brazil and LATAM Cargo Colombia to the scope of the Joint Venture (JV). As of the first quarter of 2024, LATAM group and Delta Air Lines jointly reached 38% of capacity share between the countries where the JV operates, connecting South and North America.

In terms of operational achievements, LATAM group's passenger capacity increased by 17.5% compared to the first quarter of 2023 and surpassed 2019 ASK levels, recording an all-time high in ASK, RPK, and passengers transported for a quarter.

"LATAM group’s continued work and dedication has translated into solid and consistent financial and operational results in the first quarter, driven by the high season for vacations, with traffic already surpassing pre-pandemic levels. These results have led the group to revise its 2024 guidance upwards, which, in the case of adjusted EBITDAR, would imply an increase of approximately 10% to 22% compared to the previous year", said Ramiro Alfonsín, CFO of LATAM Airlines Group.

Regarding its additional fleet investments and dedication to its product and on-board experience, LATAM group's fleet has been strengthened with the addition of one Boeing 787-9 and two Airbus A321Neo, totaling three additional aircraft in the quarter. The group was also recognized for having "The best on-board entertainment in South America" at the

1Q 2024 Results

APEX Awards. In this regard, LATAM has become the first airline group in South America to add Disney+ content to its in-flight entertainment service, in order to make each flight an unforgettable experience for LATAM group's passengers and therefore strengthening its value proposition.

Lately, LATAM group has focused on integration of digital tools and artificial intelligence to both support the customer experience as well as operational efficiencies. For example, progress has been made in the personalization of content creation and direct communications to customers, reducing execution time by 90% and increasing its capabilities for direct sales and redemption. Regarding customer care, the group has embarked on a transformation journey to leverage the use of artificial intelligence in customer service for the automatic resolution of certain standard cases, as well as the early detection of critical cases, which has had a significant positive impact on the group's customer satisfaction indicator (Net Promoter Score - NPS).

In terms of sustainability, during the quarter the group was actively expanding its waste segregation practice in terms of reducing its waste-to-landfill impact, introducing new waste containers, while LATAM Airlines Brazil has taken significant steps towards the segregation of Tetra Pak in their domestic flights.

Furthermore, in the first quarter of this year, the Solidarity Plane continued to soar, providing crucial support to address various pressing needs in the region. In Chile and Colombia, the focus was on overcoming fire emergencies, lending a helping hand to those affected by these devastating events. In Peru and Ecuador, LATAM group reaffirmed its commitment to health by launching impactful campaigns and extending its support to new regions of these countries. Lastly, in Brazil, the efforts were centered around conservation, as the group actively contributed to the transfer of endangered species.

MANAGEMENT DISCUSSION AND ANALYSIS OF FIRST QUARTER 2024 RESULTS

LATAM group reported total operating revenues of US$3,321 million in the first quarter, an increase of 18.4% compared to the same period of 2023, explained by a 21.0% increase in passenger revenues. Cargo revenues reached US$369 million during the quarter. Passenger and cargo revenues accounted for 87.2% and 11.1% of total operating revenues respectively, for the first quarter of 2024.

Passenger revenues amounted to US$2,898 million in the first quarter, increasing 21.0% versus the same period of 2023, explained by an increase in both RASK and operations. Capacity increased by 17.5% especially driven by the sustained recovery of the international segment (+25.2% versus 1Q23). Additionally in the first quarter, LATAM group's RASK reached US$7.5 cents, showing an increase of 3.0% compared to the same period of 2023, explained by a healthy demand environment, along with LATAM group's ability to attract customers with its unique value proposition. During the quarter, the consolidated load factor was 84.4% (a 3.4 p.p. increase from 1Q23), offsetting a slight passenger yields decrease of 1.1% versus 1Q23.

Cargo revenues decreased 2.1% compared to the first quarter of 2023, totaling US$369 million. However, cargo revenues compared to the same period of 2019, are well above, outperforming them by 40.2%. Regarding cargo yields, in the first quarter they amounted to US$36.5 cents per RTK, showing a decrease of 12.7% compared to the same period of 2023. Even though cargo business has experienced a moderation in revenues, yields were still situated 24.2% above 2019 levels.

Other income amounted to US$54 million, increasing 60.1% versus 1Q23. This year-over-year growth is primarily attributed to the reclassification of the income from non-airline redemptions of the LATAM Pass program, an impact of approximately US$8 million, and the increase in sales of ancillaries services related to the LATAM Travel business.

Total adjusted operating expenses were US$2,859 million during the quarter, increasing 13.9% versus 1Q23, mainly explained by the increase in passenger operations, and an even greater increase in international operations. Aircraft fuel costs decreased 3.3% versus the same period of 2023. On the other hand, during the first quarter of 2024, LATAM group reported an adjusted passenger CASK ex-fuel of US$4.3 cents, a 7.5% increase compared to the same quarter of 2023, largely affected by FX variations and higher mix of international operations and load factor. However, this adjusted passenger CASK ex-fuel is in line with LATAM's full year 2023 results, reflecting a focus on structural cost containment.

The changes in adjusted operating expenses during the quarter were mainly explained by:

1Q 2024 Results

•Wages and benefits increased 15.2% versus the same period of 2023, mainly explained by higher costs of crews and airport personnel, along with a 10.1% rise in the average headcount of the group (mainly pilots and cabin crew), due to the 17.5% increase in passenger operations year over year.

•Aircraft fuel costs decreased 3.3% compared to the first quarter of 2023, explained by a 15.1% decrease in the average jet fuel price (excluding hedges) compared to the same period of 2023, which was partially offset by the 17.5% growth in operations.

•Commissions to agents increased 23.5% versus 1Q23, associated with the increase 17.5% in operations, and a 3.0% increase in RASK. The greatest growth could be seen in the international segment, where capacity increased by 25.2% compared to the same quarter of the previous year.

•Depreciation and amortization increased 19.7% versus 1Q23, explained by the increase of the number of aircraft in the fleet during this period and the incorporation of newer aircraft. Specifically, the fleet size, excluding aircraft available for sale, expanded from 275 aircraft to 298 aircraft and the number of newer Neo family aircraft doubled year over year.

•Other rental and landing fees increased 30.4% versus 1Q23, mainly explained by a 25.2% increase in international operations, in addition to a higher number of passengers transported due the consolidated load factor increase.

•Passenger services expenses totaled US$76 million, increasing 20.6% versus the same period of 2023, explained by the growth of operations, in addition, there has been a rise in the number of passengers transported (+19.4% versus 1Q23) and an increase in the consolidated load factor.

•Aircraft rentals expenses, which correspond exclusively to LATAM group’s fleet power-by-the-hour (PBH) contracts, amounted to US$1.2 million, representing a 94.8% decrease versus 1Q23. This significant decline is a result of almost all PBH contracts for aircraft expiring, with only a few wide-body aircraft remaining under PBH. This expense is considered a special item since there is a non-cash double counting of fleet PBH in Aircraft Rentals and in the Depreciation & Amortization line, and therefore has been adjusted for in the adjusted financial figures.

•Aircraft maintenance expenses totaled US$194 million, corresponding to a 41.2% increase versus 1Q23, partially explained by the 17.5% increase in operations. On the other hand, there have been additional costs due to supply chain issues and additional maintenance tasks executed during the period for approximately US$20 million, as well as an escalation in engine related costs for approximately US$7 million.
•Other operating expenses increased 38.0% compared to 1Q23 and amounted to US$377 million, partially explained by higher variable costs of crew, reservation systems and sales and advertising, as a result of the 17.5% increase in passenger operations. Furthermore, this line was impacted by fluctuations in FX rates during this quarter for approximately US$11 million.

Non-operating results

•Interest income amounted to US$31 million in the quarter. This represents a US$14 million increase from the same period of 2023, explained by a higher level of cash and cash equivalents which was invested in fixed-term bank deposits.and higher interest rate compared to 1Q23.

•Interest expense increased 16.6% versus 1Q23, to US$191 million during the quarter, mainly due to the higher interest rate environment and the increase in the number of aircraft leases. As a reference, SOFR base rate increased by an average of 50 basis points compared to the same quarter of 2023.

•Other income (expense), registered a US$5.7 million expense during the quarter versus US$2.6 million expense during 1Q23. This increase is mainly explained by an increase in expenses associated with labor processes in Argentina for US$27 million, offset by a US$22 million gain due to the effects of exchange differences.

•Net income attributable to the owners of the parent company during the quarter was US$258 million.

1Q 2024 Results

LIQUIDITY AND FINANCING

During the first quarter of 2024, LATAM group generated US$137 million in cash, increasing liquidity to approximately US$3.0 billion, comprised of approximately US$1.9 billion in cash and cash equivalents, in addition to US$1.1 billion in available and fully undrawn revolving credit facilities (“RCF”). Liquidity as a percentage of revenues of last twelve months was 24.0%.

LATAM group registered a consolidated fleet debt (operational leases and finance leases) of US$4.5 billion, alongside a non-fleet financial debt of US$2.6 billion. This results in a total gross debt of US$7.1 billion and a net debt of US$5.2 billion. At the end of the period, LATAM group reported an adjusted net leverage of 1.9x, demonstrating its strong capital structure and its robust operations.

With respect to LATAM group’s fuel hedging policy, its main objective is to protect against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM group hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months, as of May 2, 2024, are shown in the table below:

	2Q24	3Q24	4Q24	1Q25
Hedge positions
Estimated Fuel consumption hedged	32%	30%	40%	10%

Note: Hedge positions per quarter for the next months (2Q24, 3Q24, 4Q24 and 1Q25), as of March 31, 2024, were 32%, 30%, 30% and 3% respectively.

1Q 2024 Results

LATAM FLEET PLAN

LATAM group’s fleet is composed of 258 Airbus narrow-body aircraft, 58 Boeing wide-body aircraft and 20 Boeing cargo freighters, totaling 336 aircraft. During the first quarter, the group received 1 Boeing 787-9 and 2 Airbus A321Neo, totaling 3 additional aircraft. For a breakdown of the current fleet, please see the fleet chart in the reference tables section toward the end of this report.

As of the date of publication, LATAM group has fleet commitment agreements with Airbus and Boeing for new aircraft and additionally has signed several contracts with lessors to receive both narrow-body Airbus and wide-body Boeing aircraft in the coming years, as detailed below. These new technology aircraft will allow LATAM group to continue to modernize and expand its fleet.

Fleet Plan	As of end of year
	2023	2024	2025	2026
Passenger Aircraft
Narrow Body
Airbus Ceo Family	225	224	221	212
Airbus Neo Family	31	41	55	69
Total NB	256	265	276	281

Wide Body
Boeing 787	36	37	41	41
Other Boeing	21	19	19	19
Total WB	57	56	60	60

TOTAL	313	321	336	341

Cargo Aircraft
Boeing 767-300F	20	21	19	19
TOTAL	20	21	19	19
TOTAL FLEET	333	342	355	360

AVERAGE FLEET	316	339	348	351

Note: This fleet plan considers LATAM group's committed arrivals and takes into account the group's current decisions regarding aircraft sales, retirements and lease extensions. In the Financial Statements, Note 13 describes the aircraft that are currently held for sale and expected to be sold in 2024.

1Q 2024 Results

2024 GUIDANCE

LATAM group is raising its guidance for the full year 2024 due to the strong results of the first quarter and a positive demand environment. The Company expects an adjusted EBITDAR of US$2.75 - $3.05 billion, up from US$2.6 - $2.9 billion as compared to the previous guidance issued on December 14, 2023. In addition, LATAM group aims to further reduce its adjusted net leverage ratio from 1.8x - 2.0x to a range of 1.6x - 1.8x, in a scenario that excludes any liability management exercises.

Updated guidance for the full year 2024 issued on May 2, 2024, as detailed below:

Indicator	Guidance	2024E			2024E Updated

Operating Indicators	Total ASK Growth vs 2023	12	% -	14%	14	% -	16%
	Domestic Brazil ASK Growth vs 2023	7	% -	9%	8	% -	10%
	Domestic Spanish Speaking Countries ASK Growth vs 2023	12	% -	14%	14	% -	16%
	International ASK Growth vs 2023	16	% -	18%	18	% -	20%
	Total ATK Growth vs 2023	10	% -	12%	10	% -	12%

Financial Indicators	Revenues (US$ billion)	12.4 -		12.8	12.8 -		13.1
	CASK ex fuel (US$ cents)	4.8 -		5.0	4.8 -		5.0
	Adjusted Passenger CASK ex fuel[1] (US$ cents)	4.3 -		4.5	4.3 -		4.5
	Adjusted EBIT (US$ billion)	1.25 -		1.50	1.40 -		1.60
	Adjusted EBIT Margin[2]	10.5	% -	12.5%	11.0	% -	12.5%
	Adjusted EBITDAR[2] (US$ billion)	2.6 -		2.9	2.75 -		3.05
	Adjusted EBITDAR Margin[2]	21	% -	23%	21.5	% -	23.5%
	Liquidity[3] (US$ billion)	2.8 -		3.0	2.9 -		3.1
	Financial Net Debt[4] (US$ billion)	5.3 -		5.5	5.0 -		5.2
	Financial Net Debt4/Adjusted EBITDAR[2] (x)	1.8x -		2.0x	1.6x -		1.8x

	Assumptions
	Average exchange rate (BRL/USD)	5.1			5.1
	Jet fuel price (US$/bbl)	100			110

1) Passenger CASK ex fuel excludes cargo costs associated with belly and freighter operations, variable Aircraft Rental expenses (non-cash P&L effect) and employee compensations associated with the Corporate Incentive Plan.
2) Adjusted EBIT Margin and Adjusted EBITDAR excludes variable Aircraft Rental expenses (non-cash P&L effect) and employee compensations associated with the Corporate Incentive Plan.
3) Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities. Does not assume Liability Management excercise in 2024.
4) Financial Net Debt includes operating leases liabilities, financial leases and other financial debt, net of Cash and Cash Equivalents.

Note on Forward-Looking Statements Assumptions and expectations are not facts but rather a good faith estimate of reality based on selected information believed to be reasonable. However, reality may differ from assumptions and expectations. This report also contains forward-looking statements. Such statements may contain words such as “could,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM's current plans, estimates and projections and, therefore, you should not place undue reliance on such statements or the estimates arising from them. Forward-looking statements involve known and unknown inherent risks, uncertainties and other factors, many of which are beyond LATAM's control and are difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. The financial information contained herein does not constitute or replace in any way the submission of the corresponding financial statements of the Commission for the Financial Market (CMF) and the market, in terms of their content requirements, applicable procedures and deadlines of submission corresponding to the CMF in accordance with current regulations. These factors and uncertainties include in particular those described in documents we have filed with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether as a result of new information, future events or any other factor. Our revised 2024 guidance is based on our unaudited results for the first quarter of 2024, which exceeded our estimates for that period. We believe the primary drivers of the improvement in our results for the first quarter of 2024 were strong demand, additional capacity and costs containment . Our first quarter results may not be indicative of future performance, which remains subject to a number and uncertainties, including the risks disclosed in our annual report on Form 20-F, which was filed on February 22, 2024 and especially the risks and uncertainties associated with the more recent conflicts developing in the Middle East. In addition, as disclosed in our annual report on Form 20-F, our business is seasonal and our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. Finally, demand for air travel and cargo services is influenced by a number of factors beyond our control, including global, regional and national political and socioeconomic developments as well as changes in our competitive landscape, all of which could have a material impact on our ability to achieve the guidance disclosed herein.

1Q 2024 Results

FINANCIAL STATEMENTS PUBLICATION AND CONFERENCE CALL

LATAM group filed its financial statements for the period ended March 31, 2024 with the Comisión para el Mercado Financiero (CMF) of Chile on May 2, 2024. These financial statements are available in Spanish and English at http://www.latamairlinesgroup.net. For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

The Company will hold a conference call to discuss the first quarter 2024 financial results on Friday, May 3, 2024, at 9:00 am ET / 9:00 am Santiago.

Webcast Link: Click here
Participant Call Link: Click here

About LATAM Airlines Group S.A.:

LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates's aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM press inquiries, please write to comunicaciones.externas@latam.com. Additional financial information is available at www.latamairlinesgroup.net.

1Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the First Quarter 2024 (in thousands of US Dollars)

	For the three month period ended March 31
	2024	Adjustments	2024 Adjusted	2023 Adjusted	% Change
REVENUE
Passenger	2,897,842	—	2,897,842	2,394,352	21.0%
Cargo	369,357	—	369,357	377,290	(2.1%)
Other Income	54,134	—	54,134	33,816	60.1%
TOTAL OPERATING REVENUE	3,321,333	—	3,321,333	2,805,458	18.4%
EXPENSES
Wages and Benefits	(425,752)	20,710	(405,042)	(351,556)	15.2%
Aircraft Fuel	(1,024,373)	—	(1,024,373)	(1,059,759)	(3.3%)
Commissions to Agents	(61,732)	—	(61,732)	(49,980)	23.5%
Depreciation and Amortization	(332,822)	—	(332,822)	(278,054)	19.7%
Other Rental and Landing Fees	(387,659)	—	(387,659)	(297,345)	30.4%
Passenger Services	(76,131)	—	(76,131)	(63,133)	20.6%
Aircraft Rentals	(1,233)	1,233	—	—	n.m.
Aircraft Maintenance	(194,231)	—	(194,231)	(137,603)	41.2%
Other Operating Expenses	(376,638)	—	(376,638)	(272,954)	38.0%
TOTAL OPERATING EXPENSES	(2,880,571)	21,943	(2,858,628)	(2,510,384)	13.9%
OPERATING INCOME/(LOSS)	440,762	21,943	462,705	295,074	56.8%
Operating Margin	13.3%	0.7pp	13.9%	10.5%	3.4pp
Interest Income	31,450	—	31,450	17,922	75.5%
Interest Expense	(191,385)	—	(191,385)	(164,164)	16.6%
Other Income (Expense)	(5,729)	—	(5,729)	(2,613)	119.2%
INCOME/(LOSS) BEFORE TAXES	275,098	21,943	297,041	146,219	103.1%
Income Taxes	(15,143)	—	(15,143)	6,879	n.m
NET INCOME/(LOSS)	259,955	21,943	281,898	153,098	84.1%
Attributable to:
Owners of the parent	258,279	21,943	280,222	153,842	82.1%
Non-controlling interest	1,676	—	1,676	(744)	n.m
NET INCOME/(LOSS) attributable to the owners of the parent	258,279	21,943	280,222	153,842	82.1%
Net Margin attributable to the owners of the parent	7.8%	0.7pp	8.4%	5.5%	3.0pp
Effective Tax Rate	(5.5%)	0.4pp	(5.1%)	4.7%	(9.8pp)
EBITDA	773,584	21,943	795,527	573,128	38.8%
EBITDA Margin	23.3%	0.7pp	24.0%	20.4%	3.5pp
EBITDAR	774,817	20,710	795,527	573,128	38.8%
EBITDAR Margin	23.3%	0.6pp	24.0%	20.4%	3.5pp

Note: Adjustments in the quarter include LATAM's variable fleet payments (PBH) accounted for in Aircraft Rentals as well as employee compensation associated with the Corporate Incentive Plan.

1Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Operational Statistics

	For the three month period ended March 31
	2024	2023	% Change

System
Costs per ASK (US$ cents)	7.5	7.8	(3.6%)
Costs per ASK ex fuel (US$ cents)	4.8	4.5	6.6%
Passenger CASK ex fuel (US$ cents)	4.3	4.0	7.5%
Fuel Gallons Consumed (millions)	330.8	285.0	16.1%
Fuel Gallons Consumed per 1,000 ASKs	8.6	8.7	(1.2%)
Fuel Price (with hedge) (US$ per gallon)	3.10	3.71	(16.4%)
Fuel Price (without hedge) (US$ per gallon)	3.15	3.71	(15.1%)
Average Trip Length (km)	1,604	1,565	2.5%
Total Number of Employees (average)	36,190	32,885	10.1%
Total Number of Employees (end of the period)	36,477	33,261	9.7%

Passenger
ASKs (millions)	38,461	32,737	17.5%
RPKs (millions)	32,458	26,529	22.3%
Passengers Transported (thousands)	20,235	16,954	19.4%
Load Factor (based on ASKs) %	84.4%	81.0%	3.4pp
Yield based on RPKs (US$ cents)	8.9	9.0	(1.1%)
Revenues per ASK (US$ cents)	7.5	7.3	3.0%

Cargo
ATKs (millions)	1,931	1,703	13.4%
RTKs (millions)	1,012	902	12.2%
Tons Transported (thousands)	235	230	2.2%
Load Factor (based on ATKs) %	52.4%	52.9%	-0.5pp
Yield based on RTKs (US$ cents)	36.5	41.8	(12.7%)
Revenues per ATK (US$ cents)	19.1	22.2	(13.7%)

1) Passenger CASK ex fuel excludes cargo costs associated with belly and freighter operations, variable Aircraft Rental expenses (non-cash P&L effect) and employee compensations associated with the Corporate Incentive Plan.

1Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet (in thousands of US Dollars)

	As of March 31	As of December 31
	2024	2023

Assets
Cash and cash equivalents	1,851,373	1,714,761
Other financial assets	178,325	174,819
Other non-financial assets	181,786	185,264
Trade and other accounts receivable	1,369,166	1,385,910
Accounts receivable from related entities	7	28
Inventories	585,315	592,880
Current tax assets	67,276	47,030
Total current assets other than non-current assets (or disposal groups) classified as held for sale	4,233,248	4,100,692

Non-current assets (or disposal groups) classified as held for sale	102,863	102,670

Total current assets	4,336,111	4,203,362

Other financial assets	39,260	34,485
Other non-financial assets	161,388	168,621
Accounts receivable	12,371	12,949
Intangible assets other than goodwill	1,124,053	1,151,986
Property, plant and equipment	9,225,657	9,091,130
Deferred tax assets	4,374	4,782
Total non-current assets	10,567,103	10,463,953
Total assets	14,903,214	14,667,315

Liabilities and shareholders' equity
Other financial liabilities	676,638	596,063
Trade and other accounts payables	1,742,214	1,765,279
Accounts payable to related entities	12,291	7,444
Other provisions	9,533	15,072
Current tax liabilities	2,658	2,371
Other non-financial liabilities	3,242,240	3,301,906
Total current liabilities	5,685,574	5,688,135

Other financial liabilities	6,400,346	6,341,669
Accounts payable	435,147	418,587
Other provisions	983,749	926,736
Deferred tax liabilities	372,448	382,359
Employee benefits	139,845	122,618
Other non-financial liabilities	298,051	348,936
Total non-current liabilities	8,629,586	8,540,905
Total liabilities	14,315,160	14,229,040

Share capital	5,003,534	5,003,534
Retained earnings/(losses)	645,207	464,411
Other equity	39	39
Other reserves	(5,050,063)	(5,017,682)
Parent’s ownership interest	598,717	450,302
Non-controlling interest	(10,663)	(12,027)
Total equity	588,054	438,275
Total liabilities and equity	14,903,214	14,667,315

1Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of March 31,	As of March 31,
	2024	2023

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	3,313,955	3,062,687
Other cash receipts from operating activities	79,829	42,779

Payments for operating activities
Payments to suppliers for the supply goods and services	(2,510,340)	(2,198,954)
Payments to and on behalf of employees	(344,111)	(363,929)
Other payments for operating activities	(94,536)	(64,261)
Income taxes (paid)	(22,644)	(5,653)
Other cash inflows (outflows)	35,972	(30,734)

Net cash (outflow) inflow from operating activities	458,125	441,935

Cash flows from investing activities
Amounts raised from sale of property, plant and equipment	19,966	42,349
Purchases of property, plant and equipment	(102,484)	(97,886)
Purchases of intangible assets	(13,297)	(13,593)
Interest received	37,417	23,273
Other cash inflows (outflows)	27,589	20,111

Net cash (outflow) inflow from investing activities	(30,809)	(25,746)

Cash flows inflow (out flow) from financing activities
Loans repayments	(51,350)	(82,363)
Payments of lease liabilities	(86,035)	(56,687)
Dividends paid	(289)	—
Interest paid	(129,510)	(84,298)
Other cash (outflows) inflows	719	(2,946)

Net cash inflow (outflow) from financing activities	(266,465)	(226,294)

Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change	160,851	189,895
Effects of variation in the exchange rate on cash and cash equivalents	(24,239)	8,850
Net (decrease) increase in cash and cash equivalents	136,612	198,745

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,714,761	1,216,675

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,851,373	1,415,420

1Q 2024 Results

LATAM Airlines Group S.A.
Adjusted Free Cash Flow (in thousands of US Dollars)

Adjusted Free Cash Flow	For the three month period ended March 31

Adjusted EBITDAR	795,527
Income statement adjusted for special items	(20,710)
EBITDAR	774,817

Changes in working capital	(225,909)
Cash taxes	(22,644)
Operating lease payments	(147,047)
Interest Income	37,417
Adj. Operating cash flow	416,634

Maintenance Capex	(110,486)
Capex for growth & Fleet Capex Net of Financing	(51,613)
Adj. Investment cash flow	(162,099)

Adj. Unlevered FCF	254,535
Interest on financial debt	(50,964)
Interest on finance leases	(18,766)
Adj. Levered FCF	184,805

Finance lease amortization	(48,600)
Non-Fleet Financial debt net amortization	(2,750)
Statutory Dividends	(289)
Other (Incl. Asset Sale, Fx and others)	3,446
Adj. Financing & Others cash flow	(117,923)
Change in cash	136,612

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	1,714,761
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	1,851,373

Fleet Cash Cost	(208,468)

Notes:

1) Income Statement adjustments for special items in the period include provision of the Corporate Incentive Plan (“CIP”).
2) Operating leases includes variable Aircraft Rentals (Pay by the Hour “PBH”) and Operational Leases under IFRS 16 including amortization and interest (both fleet and non-fleet).
3) Maintenance Capex primarily includes engine shop visits, aircraft c-checks and restocking of parts for existing operation, as well as capex associated with fleet projects that do not contribute additional capacity to the group's operations or add new features to the existing offered product.
4) Growth & Fleet capex (net of financing) includes capex associated with additional spare parts and engines, engine shop visits, aircraft c-checks and restocking of parts for additional operation, PDPs, fleet projects that contribute additional capacity or new features to the existing offered product and certain other strategic projects that add value, and fleet arrivals net of their financing.
5) Fleet Cash cost includes Finance lease amortization, interest on finance leases and operating lease payments (Excluding Non-fleet lease liabilities)

1Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of March 31,	As of December 31,
	2024	2023

Total Assets	14,903,214	14,667,315
Total Liabilities	14,315,160	14,229,040
Total Equity*	588,054	438,275
Total Liabilities and Shareholders equity	14,903,214	14,667,315

Debt
Current and long term portion of loans from financial institutions**	3,075,607	3,066,648
Current and long term portion of obligations under capital leases	873,986	901,546
Total Financial Debt	3,949,593	3,968,194
Lease liabilities	3,127,144	2,967,994
Total Gross Debt	7,076,737	6,936,188
Cash, cash equivalents and liquid investments	(1,851,373)	(1,714,761)
Total Net Debt	5,225,364	5,221,427
*Includes non-controlling interest.
**Excluding associated guarantees.

LATAM Airlines Group S.A.
Main Financial Ratios

	As of March 31,	As of December 31,
	2024	2023

Cash, cash equivalents and liquid investments as % of LTM revenues	15.0%	14.5%
Liquidity* as % of LTM revenues	24.0%	23.9%

Gross Debt (US$ thousands)	7,076,737	6,936,188
Gross Debt / EBITDAR (LTM)	2.6	2.8
Gross Debt / Adjusted EBITDAR (LTM)	2.6	2.7

Net Debt (US$ thousands)	5,225,364	5,221,427
Net Debt / EBITDAR (LTM)	2.0	2.1
Net Debt / Adjusted EBITDAR (LTM)	1.9	2.1

Note: Adjusted EBITDAR (LTM) refers to Adjusted EBITDAR (Last Twelve Months) (US$ thousands). For the ratios as of March 31, 2024, and December 31, 2023, it is calculated using the last twelve months as of March 31, 2024 (US$2,755,672) and the full twelve months in 2023 (US$2,533,274).

*Includes "Cash and cash equivalents" and Revolving Credit Facilities fully undrawn (two RCFs of US$600 million and US$500 million with maturities in 2025 and 2026, respectively, as of March 31, 2024).

1Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Fleet

	As of March 31, 2024
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total

Passenger Aircraft
Boeing 767-300ER	11	—	11
Boeing 777-300ER	4	6	10
Boeing 787-8	4	6	10
Boeing 787-9	2	25	27
Airbus A319-100	39	1	40
Airbus A320-200	92	44	136
Airbus A320-Neo	1	23	24
Airbus A321-200	19	30	49
Airbus A321-Neo	—	9	9
TOTAL	172	144	316

Cargo Aircraft
Boeing 767-300F	19	1	20
TOTAL	19	1	20

TOTAL FLEET	191	145	336

Note: This table includes 3 Boeing 767-300F, 7 Airbus A320 and 28 Airbus A319 that were reclassified from Property, Plant and Equipment to Assets Held for Sale.

1Q 2024 Results

LATAM Airlines Group S.A.
Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)
LATAM Airlines Group S.A. ("LATAM" or "the Company") prepares its financial statements under “International Financial Reporting Standards” (“IFRS”) as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an Adapted by Nature Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures, derived from the consolidated financial statements but not presented in accordance with IFRS, may provide useful information to investors and others. In this table, you can find a reconciliation of the IFRS and the Adapted by Nature Format as LATAM reports its Income Statement in this earnings release for ease of comparison and further disclosure, as well as the adjustments made for Special Items.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The tables below show these reconciliations:

	For the three month period ended March 31
	2024	Adjustments	2024 Adjusted	2023 Adjusted	% Change

Cost of sales	(2,393,859)	1,233	(2,392,626)	(2,145,337)	11.5%
(+) Distribution costs	(158,292)	—	(158,292)	(121,359)	30.4%
(+) Administrative expenses	(187,442)	20,710	(166,732)	(137,243)	21.5%
(+) Other expenses	(140,978)	—	(140,978)	(106,445)	32.4%
TOTAL OPERATING EXPENSES	(2,880,571)	21,943	(2,858,628)	(2,510,383)	13.9%

Income/(Loss) from operation activities	394,331	21,943	416,274	275,391	51.2%
(-) Other gains/(losses)	46,431	—	46,431	19,683	135.9%
ADJUSTED OPERATING INCOME/(LOSS)	440,762	21,943	462,705	295,075	56.8%

(+) Other gains/(losses)	(46,431)	—	(46,431)	(19,683)	135.9%
(+) Foreign exchange gains/(losses)	39,627	—	39,627	17,408	127.6%
(+) Result of indexation units	1,075	—	1,075	(338)	(418.0%)
Adjusted Other Income (Expense)	(5,729)		(5,729)	(2,613)	119.2%

NET INCOME/(LOSS)	259,955	21,943	281,898	153,098	84.1%
(-) Income Taxes	15,143	—	15,143	(6,879)	(320.1%)
(-) Interest Expense	191,385	—	191,385	164,164	16.6%
(-) Interest Income	(31,450)	—	(31,450)	(17,922)	75.5%
(-) Depreciation and Amortization	332,822	—	332,822	278,054	19.7%
(-) Adjusted Other Income (Expense)	5,729	—	5,729	2,613	119.2%
EBITDA	773,584	21,943	795,527	573,128	38.8%

NET INCOME/(LOSS)	259,955	21,943	281,898	153,098	84.1%
(-) Income Taxes	15,143	—	15,143	(6,879)	(320.1%)
(-) Interest Expense	191,385	—	191,385	164,164	16.6%
(-) Interest Income	(31,450)	—	(31,450)	(17,922)	75.5%
(-) Depreciation and Amortization	332,822	—	332,822	278,054	19.7%
(-) Adjusted Other Income (Expense)	5,729	—	5,729	2,613	119.2%
(-) Aircraft Rentals	1,233	—	—	—	—
EBITDAR	774,817	21,943	795,527	573,128	38.8%